Exhibit 99.3

PRESS RELEASE

Affimed Reports Third Quarter 2020 Financial Results and

Highlights Recent Operational Progress

•	Established license and strategic collaboration with Roivant Sciences - $60 million in upfront consideration and up to $2 billion in future milestones

•	Recognized milestone payment from Genentech for initiation of Phase 1 of RO7297089

•	Ended quarter with €97.3 million of cash, cash equivalents and current financial assets with anticipated cash runway into first half of 2023

•	AFM13 pTCL REDIRECT monotherapy study – interim analysis expected during first half of 2021

•	AFM24 (Phase 1/2a) completed cohort 2 and is enrolling and treating patients in cohort 3

•	First patient dosed with preloaded AFM13 allogeneic cord blood-derived natural killer cells at MD Anderson Cancer Center

•	Collaborations formed with NKMax America and Artiva Biotherapeutics to accelerate innate cell engager (ICE®) / NK cell therapy combinations

•	Data from one preclinical and two clinical studies to be presented at upcoming SITC and ASH scientific conferences

•	Conference call and webcast scheduled for November 10, 2020 at 8:30 am EST

Heidelberg, Germany, November 10, 2020 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results for the three and nine months ended September 30, 2020 and provided an update on clinical and corporate progress.

“We have made significant progress with regards to executing our strategy by advancing the development of our innate cell engagers as monotherapy and in combinations. The partnership with Roivant Sciences broadens our pipeline and advances AFM32 towards clinical development; proceeds from the deal extend our cash runway into 2023,” said Dr. Adi Hoess, CEO of Affimed. “In addition, we have secured important new NK cell collaborations that broaden the development of our lead therapeutic candidates. As we move ahead, we look forward to reporting on progress of the different programs and generating additional data.”

Clinical Stage Program Updates

AFM13 (CD30/CD16A)

•

AFM13-202, a Phase 2 registration-directed study of AFM13 as monotherapy in relapsed or refractory patients with CD30-positive peripheral T-cell lymphoma (pTCL), has recruited the prespecified number of patients for the preplanned interim analysis. Affimed now expects to complete the interim data analysis during the first half of 2021.

•

AFM13-104, an investigator sponsored Phase 1 study at MD Anderson Cancer Center evaluating the tolerability and efficacy of AFM13 preloaded cord blood-derived NK (cbNK) cells followed by weekly AFM13 monotherapy in patients with refractory CD30 expressing lymphomas, reported that the first patient has completed the first four-week cycle without noteworthy toxicity and has achieved a partial response according to investigator assessment. The patient is intended to receive a second treatment cycle.

•

An oral presentation of the preclinical data from the collaborations with MD Anderson Cancer Center and the University of Washington combining allogeneic cbNK cells preloaded with AFM13 will be presented at the 35th Annual Meeting of the Society for Immunotherapy of Cancer (SITC) on November 11th.

•

Two abstracts on studies with AFM13 have been accepted for poster presentation at the 62nd American Society of Hematology Annual Meeting and Exposition (ASH). The data presented will be from Columbia University’s AFM13 study in patients with relapsed or refractory CD30-positive lymphoma with cutaneous presentation and data from the German Hodgkin Study Group study in patients with relapsed or refractory Hodgkin Lymphoma.

AFM24 (EGFR/CD16A)

•

AFM24-101, a Phase 1/2a clinical trial of AFM24, the EGFR/CD16A targeted ICE® for patients with EGFR-expressing solid tumors, completed dose cohort 2 and patients are currently being enrolled and treated in cohort 3.

•

Affimed entered a clinical collaboration to investigate the combination of AFM24 with NKMax America’s autologous NK cell therapy, SNK01, in a first-in-human proof of concept (POC) trial in patients with EGFR-expressing tumors. The agreement includes an option to broaden the collaboration to include NKMax America’s allogeneic NK cell product. The agreement follows a preclinical collaboration between the two companies that showed synergy between Affimed’s ICE® molecules and NKMax America’s autologous and cryopreserved allogeneic NK cell products.

Roivant Sciences Partnership

•

Affimed entered into a licensing and strategic collaboration agreement with Roivant Sciences under which the Company will receive $60 million in upfront consideration, including $40 million in cash and pre-funded R&D and $20 million of Roivant equity, up to an additional $2 billion in future milestones and tiered royalties.

•	Affimed will grant a license to AFM32 with options for additional ICE® molecules directed against targets not included in Affimed’s current pipeline.

•	Affimed to be responsible for all preclinical work through IND-filing.

•	Roivant Sciences to form new subsidiary focused on the development and commercialization of ICE®-based therapeutics.

•	Affimed retains certain co-promotional rights.

Genentech Partnership

•

The Genentech-partnered, novel BCMA-targeted innate cell engager for the treatment of multiple myeloma is treating patients in a first-in-human Phase I, open-label, multicenter, global dose-escalation study designed to evaluate the safety, tolerability, and pharmacokinetics of RO7297089.

•	The initiation of the Phase 1 study triggered a milestone payment recognized in the third quarter.

Preclinical Pipeline Update

•	AFM28 progressed further in IND-enabling studies and Affimed expects an IND will be filed in the first half of 2022.

•	Affimed entered a R&D collaboration with Artiva Biotherapeutics to develop off-the-shelf, cryopreserved, co-vialed allogeneic natural killer (NK) cell therapeutics pre-loaded with its ICE® compounds.

Third Quarter 2020 Financial Highlights

(Figures for the third quarter ended September 30, 2020 and 2019 are unaudited.)

As of September 30, 2020, cash, cash equivalents and current financial assets totaled €97.3 million compared to €104.1 million on December 31, 2019. The pro forma cash position of the company as of September 30, 2020, including the $40 million of upfront cash proceeds from the Roivant collaboration, would be €131.5 million. During the quarter, the company received net proceeds of approximately €11.6 million under its at-the-market (“ATM”) program and a milestone payment from its partnership with Genentech in an undisclosed amount.

Based on its current operating plan and assumptions, Affimed anticipates that its cash, cash equivalents and current financial assets will support operations into the first half of 2023.

Net cash used in operating activities for the quarter ended September 30, 2020 was €3.6 million compared to €11.7 million in the third quarter of 2019.

Total revenue for the third quarter of 2020 was €10.5 million compared with €2.1 million in the third quarter of 2019. Revenue for the third quarter of 2020 and 2019 predominantly relate to the Genentech collaboration (2020: €10.5 million, 2019: €1.9 million). Revenue from the Genentech collaboration in the third quarter 2020 was comprised of revenue recognized for collaborative research services performed during the quarter and the recognition of revenue related to a milestone payment.

R&D expenses for the third quarter of 2020 were €10.1 million compared to €11.7 million in the third quarter of 2019. Expenses in 2020 relate predominantly to our AFM13 and AFM24 clinical programs as well as to our early stage development and discovery activities.

G&A expenses for the third quarter of 2020 were €3.5 million compared to €2.8 million in the third quarter of 2019.

Net loss for the third quarter of 2020 was €6.0 million or €0.07 per common share. For the third quarter of 2019, the company’s net loss was €10.9 million or €0.17 per common share.

The weighted number of common shares outstanding for the quarter ended September 30, 2020 were 86.0 million.

Affimed encourages shareholders to also review its 6-K filing for the quarter ended September 30, 2020, as filed with the United States Securities and Exchange Commission.

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast today, Tuesday, November 10, 2020 at 8:30 a.m. EST to discuss third quarter 2020 financial results and recent corporate developments. The conference call will be available via phone and webcast.

To access the call, please dial +1 (646) 741-3167 for U.S. callers, or +44 (0) 2071 928338 for international callers, and reference passcode 9847055 approximately 15 minutes prior to the call.

A live audio webcast of the conference call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts_cp/. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer. Affimed’s fit-for-purpose ROCK® platform allows innate cell engagers to be designed for specific patient populations. The company is developing single and combination therapies to treat hematologic and solid tumors. The company is currently enrolling patients into a registration-directed study of AFM13 for CD30-positive relapsed/refractory peripheral T cell lymphoma and into a Phase 1/2a dose escalation/expansion study of AFM24 for the treatment of advanced EGFR-expressing solid tumors. For more information, please visit www.affimed.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of AFM13, AFM24, and our other product candidates, the value of our ROCK® platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our collaboration activities, our ability to develop commercial functions, clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Head of Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: (917) 436-8102

Affimed N.V.

Unaudited consolidated statements of comprehensive income / (loss) (in € thousand)

	For the three months ended September 30			For the nine months ended September 30
	2020	2019	2020	2019
Revenue	10,545	2,103	18,614	17,464
Other income – net	102	49	130	332
Research and development expenses	(10,101)	(11,721)	(33,247)	(31,253)
General and administrative expenses	(3,455)	(2,790)	(9,586)	(7,566)

Operating income / (loss)	(2,909)	(12,359)	(24,089)	(21,023)
Finance income / (costs) – net	(3,057)	1,475	(2,404)	1,655

Income / (loss) before tax	(5,966)	(10,884)	(26,493)	(19,368)
Income taxes	0	0	0	(4)

Income / (loss) for the period	(5,966)	(10,884)	(26,493)	(19,372)

Other comprehensive income / (loss)
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value	(139)	(555)	(129)	(531)

Other comprehensive income / (loss)	(139)	(555)	(129)	(531)

Total comprehensive income / (loss)	(6,105)	(11,439)	(26,622)	(19,903)

Earnings / (loss) per share in € per share	(0.07)	(0.17)	(0.33)	(0.31)
(undiluted = diluted)
Weighted number of common shares outstanding	86,030,878	62,443,550	80,490,155	62,437,673

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	September 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Non-current assets
Intangible assets	93	137
Leasehold improvements and equipment	2,305	2,291
Long term financial assets	3,064	3,193
Right-of-use assets	1,084	824

	6,546	6,445
Current assets
Cash and cash equivalents	89,656	95,234
Financial assets	7,687	8,902
Trade and other receivables	2,552	1,482
Inventories	410	296
Other assets	1,087	0

	101,392	105,914
TOTAL ASSETS	107,938	112,359
EQUITY AND LIABILITIES
Equity
Issued capital	883	762
Capital reserves	305,301	270,451
Fair value reserves	1,833	1,962
Accumulated deficit	(261,001)	(234,508)

Total equity	47,016	38,667
Non-current liabilities
Borrowings	207	278
Contract liabilities	15,203	37,961
Lease liabilities	332	272

Total non-current liabilities	15,742	38,511
Current liabilities
Trade and other payables	8,123	10,674
Provisions	479	517
Borrowings	1,070	2,105
Lease liabilities	779	532
Contract liabilities	34,729	21,353

Total current liabilities	45,180	35,181
TOTAL EQUITY AND LIABILITIES	107,938	112,359

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

(in € thousand)	For the nine months ended September 30
	2020	2019
Cash flow from operating activities
Income / (loss) for the period	(26,493)	(19,372)
Adjustments for the period:
- Income taxes	0	4
- Depreciation and amortization	821	648
- Net gain from disposal of leasehold improvements and equipment	0	(9)
- Share based payments	2,348	1,981
- Finance income / (costs) – net	2,404	(1,655)

	(20,920)	(18,403)
Change in trade and other receivables	(1,174)	458
Change in inventories	(114)	(70)
Change in other assets	(1,087)	(1,104)
Change in trade, other payables, provisions and contract liabilities	(12,053)	(11,727)

Cash used in operating activities	(35,348)	(30,846)
Interest received	299	413
Paid interest	(81)	(180)

Net cash used in operating activities	(35,130)	(30,613)
Cash flow from investing activities
Purchase of intangible assets	(8)	(143)
Purchase of leasehold improvements and equipment	(352)	(926)
Cash paid for investments in financial assets	(8,101)	(39,733)
Cash received from maturity of financial assets	9,088	38,270

Net cash used for investing activities	627	(2,532)
Cash flow from financing activities
Proceeds from issue of common shares	33,846	26
Transaction costs related to issue of common shares	(1,134)	0
Proceeds from borrowings	0	562
Repayment of lease liabilities	(386)	(299)
Repayment of borrowings	(1,151)	(2,339)

Cash flow from financing activities	31,175	(2,050)
Exchange-rate related changes of cash and cash equivalents	(2,250)	361
Net changes to cash and cash equivalents	(3,328)	(35,195)
Cash and cash equivalents at the beginning of the period	95,234	94,829

Cash and cash equivalents at the end of the period	89,656	59,995

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2019	624	239,055	2,594	(202,144)	40,129

Exercise of share based payment awards		26			26
Equity-settled share based payment awards		1,981			1,981
Loss for the period				(19,372)	(19,372)
Other comprehensive income			(531)		(531)

Balance as of September 30, 2019	624	241,062	2,063	(221,516)	22,233

Balance as of January 1, 2020	762	270,451	1,962	(234,508)	38,667

Issue of common shares	121	32,502			32,623
Equity-settled share based payment awards		2,348			2,348
Loss for the period				(26,493)	(26,493)
Other comprehensive income			(129)		(129)

Balance as of September 30, 2020	883	305,301	1,833	(261,001)	47,016